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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-25027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 AND ENDING 9/30/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forethought Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
82 Hopemeadow St., Suite 200, Parkview Building
(No. and Street)
Simsbury CT 06089
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)
1000 Louisiana Suite 5800 Houston TX 77002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/2

Forethought Distributors, LLC

(S.E.C. I.D. No. 8-25027)

Financial Statements
And Supplemental Schedules
For the Year Ended September 30, 2015
And
Report of Independent Registered Public Accounting Firm

This report is filed as a Public Document
In accordance with Rule 17a-5(e)(3)
Under the Securities Exchange
Act of 1934

AFFIRMATION

I, Jeffrey Harpel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Forethought Distributors, LLC (the "Company"), as of September 30, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania)
County of Cumberland)
On this 23 day of Nov, 2015 before me a notary public, the undersigned officer, personally appeared Jeffrey Keith Harpel known to me (or satisfactorily proven) to be the person whose name(s) is/are subscribed to the within instrument and acknowledged that he/she/they executed the same for the purposes therein contained.
In witness hereof, I hereunto set my hand and seal.

Notary Public

Notary Public

Signature 11/24/15 Date

PRINCIPAL FINANCIAL OFFICER
Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
NOEMI LUPIAN, Notary Public
South Middleton Twp., Cumberland County
My Commission Expires January 9, 2017

This report contains (check all applicable boxes):

(x)(a)	Facing Page.
(x)(b)	Statement of Financial Condition.
(x)(c)	Statement of Operations.
(x)(d)	Statement of Cash Flows.
(x)(e)	Statement of Changes in Member's Equity
( )(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)	Notes to Financial Statements.
(x)(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination for the Reserve Requirements under Rule 15c3-3 (not required).
( ) (k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not required).
( ) (l)	An Affirmation.
(x) (m)	A Copy of the SIPC Supplemental Report (filed separately).
( ) (n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

FORETHOUGHT DISTRIBUTORS, LLC
INDEX
SEPTEMBER 30, 2015

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To Management of Forethought Distributors, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Forethought Distributors, LLC at September 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

November 24, 2015

PricewaterhouseCoopers LLP, 1000 Louisiana, Suite 5800, Houston, TX 77002
T: (713) 356-4000, F: (713) 356-4717, www.pwc.com/us

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

	As of September 30, 2015
ASSETS	
Cash and cash equivalents	$ 10,056,354
Prepaid expenses	56,867
TOTAL ASSETS	$ 10,113,221
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to affiliates	$ 4,051,647
Accounts payable and accrued expenses	3,159,303
Income taxes payable	752,271
TOTAL LIABILITIES	7,963,221
Commitments and contingencies (see Note 7)	
MEMBER'S EQUITY	2,150,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 10,113,221

The accompanying notes are an integral part of these financial statements.

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2015

	Year Ended September 30, 2015
REVENUES:	
Service fee income	$ 48,076,466
Commissions earned	73,428,690
Total revenues	121,505,156
EXPENSES:	
Commissions paid to other broker-dealers	73,428,690
Compensation and benefits	33,129,488
Marketing and wholesaler support	8,537,175
Other general expenses	5,729,851
Regulatory fees and expenses	202,288
Total expenses	121,027,492
INCOME BEFORE TAXES	477,664
INCOME TAX EXPENSE	(477,664)
NET INCOME	$ -

The accompanying notes are an integral part of these financial statements.

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2015

	Year Ended September 30, 2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustment to reconcile net income to net cash provided by operating activities:	
Increase in assets:	
Prepaid expenses	(14,188)
Increase in liabilities:	
Accounts payable and accrued expenses	827,730
Payable to affiliates	667,912
Income tax payable	427,572
Net cash provided by operating activities	1,909,026
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,909,026
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,147,328
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 10,056,354
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Intercompany federal and state income tax payments	$ 50,042

The accompanying notes are an integral part of these financial statements.

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2015

		Member's Equity
Balance, October 1, 2014	$	2,150,000
Net income		-
Balance, September 30, 2015	$	2,150,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Forethought Distributors, LLC ("FD" or the "Company") is a wholly-owned subsidiary of Forethought Financial Group, Inc. ("FFG"). The Company is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary purpose under FFG ownership is the underwriting and distribution of various annuity products of Forethought Life Insurance Company ("FLIC"), an indirect subsidiary of FFG.

Forethought Distributors, LLC claims an exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i) in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

Specifically paragraph (k)(2)(i), states that the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

On January 2, 2014, FFG was acquired by Global Atlantic Financial Group Limited ("Global Atlantic") through a merger transaction. As a result of that merger, Global Atlantic now has two registered broker-dealers, Epoch Securities, Inc, ("Epoch") and the Company. Management is currently attempting to merge Epoch into the Company. A Continuing Membership Application has been filed with FINRA and is currently under review. The merger is expected to be completed by December 31, 2015 pending receipt of regulatory approval.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ

from those estimates. Management believes that the estimates included in the preparation of the financial statements are reasonable.

Revenue Recognition – The Company's sole source of revenue is Service Fees and Commissions Earned from affiliates for the distribution of variable insurance and annuity products. Commissions include point-of-sale and asset-based fees that are generally based on a contractual rate as a percentage of premium received by FLIC or percentage of assets and are recognized when earned. Service fees represent charges to FLIC and other affiliates for use of the Company's wholesaling capabilities in connection with marketing, educational and administrative services provided in the distribution of annuity products and are recognized when earned.

Commissions Paid to other Broker-dealers – Commissions Paid to other Broker-dealers are recognized by the Company at issuance of annuity products by FLIC. Commissions paid also include trail commissions on products written in prior years, as provided for by selling agreements entered into with the representatives who sell the Company's annuity products.

Compensation and Benefits – Compensation and benefits represent salaries, sales incentives, and benefits earned by registered representatives of the Company that participate in the marketing and distribution of annuity products and allocated costs for certain employees of Global Atlantic who spend a portion of their time supporting the company.

Marketing and Wholesaler Support – Marketing and wholesaler support expenses are related to services provided in facilitating the wholesaling operations of the Company and sponsorships of third party firm events. These expenses are recognized as incurred.

Other General Expenses – Other general expenses are related to other expenses of the Company such as allocated rent, legal and technology costs. These expenses are recognized as incurred.

Cash and Cash Equivalents – The Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2015, cash and cash equivalents include $10,056,354 in two non-interest bearing cash accounts and no cash equivalents.

Income Taxes – See note 5.

Fair Value Measurements – For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1,

2 and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.

Level 3 – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

At September 30, 2015 cash consists of holdings in non-interest bearing cash accounts and is considered Level 1 under the fair value hierarchy levels. The Company does not have any Level 2 or 3 amounts reflected in the Statement of Financial Condition.

The Company's assets and liabilities are carried at cost, which approximates fair value due to their short term nature and lack of liquidity and credit risk.

Recent Accounting Pronouncements

In May 2014, the FASB updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract. In addition, the standard requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for interim and annual periods beginning after December 15, 2016 and early adoption is prohibited. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

3. BENEFIT PLANS

The Company has no direct employees. All employees of Global Atlantic are employed by Global Atlantic Financial Company ("GAFC"), a subsidiary of Global Atlantic. The actual cost of salaries, incentive compensation, and benefits for individuals providing services to the Company is allocated to the Company under a services and expense agreement among the Company, GAFC, FLIC, and Forethought Services LLC ("FSLLC," formerly Forethought Financial Services, Inc. or FFSI). All employees are eligible to participate in GAFC's defined contribution benefit plan. The plan provides a match of 100% of the first 4% of compensation to all eligible employees, vesting immediately. The Company does not provide any other post-retirement benefits to its employees and has no material obligation for compensated absences.

4. RELATED PARTY TRANSACTIONS

The amounts of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

The Company's source of revenue is entirely from FLIC for underwriting, distribution, and marketing of various annuity products of FLIC. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, FLIC provided to the Company revenues to achieve break-even results, including the effect of income taxes, for the period ended September 30, 2015. Such revenues were $121,505,156 in the year ended September 30, 2015 and are included in service fee income and commissions earned in the Statement of Operations.

All expenses of the Company are paid for by FLIC and FSLLC and are reimbursed by the Company under a service and cost allocation agreement among the Company, FLIC, and FSLLC. When practical, direct expenses are allocated using specific identification methods, and indirect expenses are allocated from FLIC, FSLLC and Global Atlantic Financial Company (Service Co) in accordance with the service and cost allocation agreement. These transactions result in intercompany balances being created which are settled in cash on a monthly basis. The Company has reflected a net intercompany payable to FLIC of $3,956,347 and to FSLLC of $95,300 at September 30, 2015 on the accompanying Statement of Financial Condition.

5. INCOME TAXES

The Company is a party to a written agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is part of a consolidated income tax return. The written agreement is between the Company and Global Atlantic (Fin) Company, the parent Company of FFG. The written agreement sets forth the manner in which the total combined federal income tax is allocated to each entity within the consolidated group. In general, the allocation to the Company under the agreements is based upon the separately computed liability of the Company with credit provided for losses used by other group members.

Income tax expense for the year ended September 30, 2015 is comprised of the following components:

Current income tax	$	477,664
Deferred income tax		-
Provision for income tax expense	$	477,664

Based on the previously mentioned service and cost allocation agreement among the Company, FLIC, and FFSI, the Company recognizes revenue equal to expenses including income taxes resulting in net income of zero. The Company's effective tax rate was 100% in 2015. A reconciliation of the tax provision at the U.S. Federal statutory tax rate to the provision for income taxes for the year ended September 30, 2015 is as follows:

Tax provision at the U.S. Federal statutory tax rate	$	167,182
State taxes (net of federal benefit)		18,202
Tax effect of nondeductible expenses		292,280
Provision for income tax expense	$	477,664

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its income tax provision. As of September 30, 2015, the Company has no amounts accrued.

Since January 1, 2013, the Company is included in FFG's U.S. federal, state and local income tax returns and files separate income tax returns in several state and local jurisdictions. There are no tax examinations currently in process by any tax authorities. All tax years since January 1, 2013 are still open for examination, however. The Company has no tax positions for which it believes it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule"), pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2015, the Company had net capital of $2,093,133, which was $1,843,133 in excess of its required net capital of $250,000.

7. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At September 30, 2015, management believes that the ultimate liability with respect to such normal course matters, is not material to the financial condition, results of operations or cash flows of the Company.

In April 2015, the Department of Labor ("DOL") released a proposed regulation accompanied by new class exemptions and proposed amendments to long standing exemptions from the prohibited transaction provisions under the Employee Retirement Income Security Act 9 ("ERISA"). As proposed, the rule would expand the circumstances in which providers of investment advice to small plan sponsors, plan participants and beneficiaries, and IRA investors are deemed to act in a fiduciary capacity. The rule would require such providers to act in their clients' "best interests", not influenced by any conflicts of interest, including due to the direct or indirect receipt of compensation. If finalized as proposed, the investment-related information and support that advisors could provide to plan sponsors, participants and IRA holders on a non-fiduciary basis could be substantially limited beyond what is allowed under current law and would restrict certain advisory practices and compensation arrangements that are common in our industry. We cannot predict the exact nature and scope of any new final regulations or their impact on our business.

8. INDEMNIFICATIONS

The Parent has entered into contracts that contain routine indemnification clauses. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through November 24, 2015, the date the financial statements were available to be issued, noting that there were no subsequent events requiring recognition or disclosure in the financial statements.

FORETHOUGHT DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2015

SCHEDULE 1

TOTAL MEMBER'S EQUITY	$ 2,150,000
Less nonallowable assets included in the statement of financial condition:	
Prepaid expenses	56,867
NET CAPITAL	$ 2,093,133
TOTAL AGGREGATE DEBIT ITEMS	$ -
MINIMUM NET CAPITAL REQUIRED UNDER THE ALTERNATIVE METHOD:	
Greater of 2% of aggregate debit items or $250,000	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 1,843,133
NET CAPITAL IN EXCESS OF:	
Greater of 5% of aggregate debit items or 120% of minimum requirement	$ 1,793,133

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2015 as filed October 22, 2015.

pwc

Report of Independent Registered Public Accounting Firm

To Management of Forethought Distributors, LLC:

We have reviewed Forethought Distributors, LLC's assertions, included in the accompanying Forethought Distributors, LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period October 1, 2014 to September 30, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period October 1, 2014 to September 30, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

November 24, 2015

Forethought Distributors, LLC Exemption Report

Forethought Distributors, LLC (the "Company") (SEC file number 8-25027), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).
(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year, without exception.

Forethought Distributors, LLC

I, Jeffrey Harpel, swear (or affirm), that, to my best knowledge and belief, this Exemption Report is true and correct.

Principal Financial Officer

November 24, 2015